Exhibit 3

Frequently Asked Questions (“FAQ”)

Pre-Conditional Voluntary General Offer by Connect Holdings Limited

(“Connect Pre-Conditional Offer”)

As at 7 February 2007

1.	Why do you think Connect Holdings Limited (“Connect”) wants to acquire PacNet?

The Connect Pre-Conditional Offer for PacNet is unsolicited. In its announcement on 12 Jan 2007, Connect provided a rationale for this pre-conditional offer for PacNet. Further questions should be directed to Connect.

2.	What is Connect’s shareholding in PacNet at this moment?

In its filing with the United States Securities and Exchange Commission (SEC) on 22 Jan 2007, Connect announced that it completed the Purchase Agreement with Vantage Corporation (“Vantage”) to buy 2,250,000 shares from Vantage. According to this filing, Connect beneficially owns 4,121,287 shares in PacNet as at 22 Jan 2007.

3.	Do you think the Connect Pre-Conditional Offer represents fair value for PacNet?

The Company cannot comment on this at this moment.

If and when a formal Offer is made by Connect, the independent director(s) of PacNet will make a recommendation to shareholders in due course, after consulting with and obtaining advice from an Independent Financial Advisor (“IFA”). The appointment of an IFA is a requirement under the Singapore Code on Takeovers and Mergers.

4.	What is the status of the regulatory approval of the Connect Pre-Conditional Offer?

As per Connect’s announcement made on 12 Jan 2007, the pre-conditional voluntary general offer is subject to approval from the Infocomm Development Authority of Singapore (“IDA”) and other relevant regulatory authorities in relevant jurisdictions.

Connect has yet to make any subsequent announcements regarding these regulatory approvals.

5.	What are the next steps in the Offer process?

If and when a formal Offer is made and posted by Connect, upon the satisfaction of the pre-conditions set out in Connect’s announcement made on 12 Jan 2007, the Company will dispatch to shareholders in due course a circular containing, inter alia, the recommendations of the independent director(s) of the Company in relation to the Offer. The Company will comply with the requirements of the Singapore Code on Takeovers and Mergers.

6.	The current Board is represented by nominees of certain shareholders – namely Connect, MediaRing and Vantage. Who is/are considered the independent director(s) for the consideration of the Connect Pre-Conditional Offer?

Pursuant to the Singapore Code on Takeovers and Mergers, we had written to the Securities Industry Council (SIC) in Singapore to consult it regarding the independence of the directors, including the nominee directors of such shareholders on the PacNet Board. SIC had ruled on 9 February 2007 that Mr Stephen Barry Simpson, the nominee director of Connect, is exempted from the requirement to make a recommendation to the shareholders of the Company in respect of the Offer. SIC had also ruled that Mr Simpson should still accept responsibility for the accuracy of facts stated or opinions expressed in documents and advertisements issued by, or on behalf of, the Company in connection with the Offer.

On 30 Jan 2007, the Board of Directors announced that it has selected and approved three directors subject to the approval from the Infocomm Development Authority of Singapore. The appointments are subject to and will be effective upon IDA’s approval.

7.	Has a date been set for shareholder vote?

In accordance with the Singapore Code on Takeovers and Mergers, shareholders will individually have the opportunity to decide whether to accept the formal Offer from Connect if and when the Offer is made. No shareholder meeting is required to be held to consider the Offer if and when the Offer is made.

8.	As a shareholder, will I be forced to sell my shares?

Connect has indicated its intention to make a voluntary general offer for the shares of PacNet. This means that each shareholder individually has the choice of whether or not to accept the Offer. A shareholder would only be forced to sell should Connect receive acceptances in respect of 90% or more of the shares in PacNet (other than those already held by Connect or its related corporations or their respective nominees as at the date of the Offer) and it decides to exercise its rights of compulsory acquisition as per the provisions of Singapore company law.

9.	Did PacNet get advance notice of the Connect Pre-Conditional offer?

The Connect Pre-Conditional Offer was unsolicited. The Company did not get advance notice of the Connect Pre-Conditional Offer.

10.	What will happen to PacNet’s business operations if Connect succeeds in its Offer? Will its staff and customers be affected?

It is premature at this stage to speculate on this. PacNet believes its unique position in Asia Pacific and strategy makes the Company attractive to investors. PacNet will continue, in the meantime, to execute its strategy to serve its customers.

11.	Will there be a competing bid?

It would be inappropriate for the Company to comment on the possibility of a competing bid. The management believes that the Company has a competitive positioning in the Asia Pacific marketplace and presents investment opportunities for different investors.

12.	What is the Company doing in relation to the interest of the minority shareholders?

The Company has to date and will continue to put in place a transparent process for the evaluation of any offer that may materialize. The Company will take all the necessary actions in the event of a formal Offer required under the Singapore Code on Takeovers and Mergers.

Under the Singapore Code on Takeovers and Mergers, in the case of a voluntary general offer, the other shareholders will have to be offered the same or higher price than the price at which the Offeror and its concert parties acquired shares during the offer period and within 3 months prior to its commencement. It is then up to the other shareholders to decide whether or not to accept this offer.

13.	When do you expect to appoint an independent financial advisor?

If there is a formal general offer, the independent director(s) will take the appropriate actions, including the appointment of an independent financial advisor to evaluate the fairness of the Offer. The IFA will make the recommendations to the independent director(s) who will then disseminate a shareholder circular containing his/their recommendations based on the IFA’s fairness opinion.

14.	During the MediaRing Takeover offer last year, the Company provided an overview of its strategic alternatives. In view of the Connect Offer, is the strategic direction of the company still relevant?

The Company believes that the strategic recommendations of our Financial Advisor last year BNP Paribas Peregrine (Singapore) is still in line with the Company’s transformational strategy and execution. The Board will, from time to time, consider strategic alternatives in an effort to maximize shareholder value.

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The Directors of the Company (including those who may have delegated detailed supervision of this FAQ) have taken all reasonable care to ensure that the facts stated and opinions expressed in this FAQ are fair and accurate and that no material facts have been omitted from this FAQ, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this FAQ.

Cautionary Statement

PacNet notes that no offer has been made by Connect Holdings Limited. If and when an offer is made, a circular (“Circular”) containing, inter alia, the recommendation of the independent directors of the PacNet in relation to the Offer will be dispatched to Shareholders in due course. Shareholders are advised to read the Circular, PacNet’s Recommendation Statement and related materials when they become available because they will contain important information. Shareholders may download a free copy of the Circular, PacNet’s Recommendation Statement and other documents that PacNet intends to file with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov if an offer is made.